UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date April 7, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

A Watershed Year
Minefinders Annual Report 2008

THE YEAR IN REVIEW:

Focus on Dolores

■	Achieved first gold and silver production from the Dolores Mine
■	Completed construction and commissioning of plant and equipment
■	Closed a C$40 million bought deal equity financing
■	Released an updated economic analysis confirming robust economics at Dolores
■	Confirmed a significant new high-grade gold and silver deposit adjacent to the current reserve at the Dolores Mine

Targets for 2009

■	Achieve commercial production at Dolores
■	Initiate study of Dolores underground mine potential
■	Complete a preliminary feasibility study on the addition of a mill at Dolores
■	Complete an NI 43-101 compliant preliminary assessment study for La Bolsa gold deposit
■	Maximize cash flow and reduce debt
■	Identify and pursue internal and acquisitive growth opportunities
■	Continue exploration advancement of the Company’s extensive concession holdings in Mexico

Forward-Looking Statements:

This annual report contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2008 and under the heading “Risks and Uncertainties” in Management’s Discussion and Analysis for the year ended December 31, 2008, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Minefinders Corporation Ltd. – Annual Report 2008

REPORT TO SHAREHOLDERS

Mark H. Bailey, President and CEO, and Juan Manuel Flores,	Dolores Mine personnel working in the open pit.
Dolores Mine General Manager, with gold and silver doré bars poured at the Dolores Mine.

2008 was a watershed year in the history of Minefinders. The Company successfully completed the process of taking a large, grass-roots discovery through the various stages of exploration, development and construction. Although we faced and dealt with many challenges along the way, we commenced production at the Dolores Mine in Mexico and now enter an exciting new era of growth for the Company.

Plant and processing equipment were commissioned and pre-commercial production successfully started late in the year, positioning the Company as a new mid-tier gold and silver producer in 2009. We began production of gold and silver late in 2008 and at December 31, 2008 had produced 3,093 ounces of gold and 57,378 ounces of silver. At year end there were more than one million tonnes of ore stacked on the leach pad with 950,000 tonnes under leach. Crushing circuit throughput, grades of ore stacked to the leach pad and solution grade to the pond continue to increase and we expect to reach commercial production for gold and silver in the second quarter 2009.

Early in 2008 we were pleased to release an updated economic forecast and independently prepared reserve estimate for Dolores. The study confirmed that the economics of Dolores are robust and that the proven and probable reserves have increased from the February 2006 feasibility study. We believe there is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from ore underground below and peripheral to the pit. A feasibility study is planned to assess the economic viability of the mill.

In 2008 the financial markets world wide were an imposing challenge. Investors have experienced devastation in their portfolios and no investment sector has been spared. Companies with household names that long enjoyed favourable reputations have reeled in the economic turmoil. While we believe in the prospects for precious metals prices and the potential at Dolores, we also hold the view that cash on hand is an extremely good thing to have. In this spirit, Minefinders completed an equity financing in December 2008 to enhance our working capital position and reduce debt.

Minefinders Corporation Ltd. – Annual Report 2008

The team at the Dolores Mine.

The Company enters 2009 with a strengthened balance sheet. At year end, we had $26 million in cash and cash equivalents and $24.8 million in net working capital. Our operation at Dolores has now become self-sufficient and is expected to contribute to cash flow significantly in 2009. The principal calls on our working capital will be capital additions at Dolores of $10.8 million and a scheduled loan repayment of $10 million. We expect to satisfy these requirements using net operating cash flow from Dolores and cash on hand. Our priorities will be achieving commercial production at Dolores, optimizing operational efficiencies and costs, and looking for growth opportunities for the Company.

Building a large scale open pit, heap leach mine in a remote location is not an easy task.

We accomplished this by persevering in difficult financial times and when we were competing for people and equipment with companies much larger than Minefinders. We have succeeded in the exploration, development, construction and commissioning phases and have great hopes and expectations for Dolores as a long term, low cost producing gold and silver mine.

As we move forward with Dolores and tap into its potential, we will also be advancing our portfolio of exploration properties, including the highly prospective Planchas de Plata and Real Viejo silver properties and the resource-bearing La Bolsa deposit, all in Mexico.

None of the accomplishments to date and none of our goals could be achieved without competent, hard-working employees. We have a group of excellent, seasoned mining executives.

They have been able to attract and surround themselves with good people who are dedicated to creating value for our shareholders by finding, building and now operating our first mine.

We thank them and, with our employees, look forward to a bright future for the Company.

Mark H. Bailey
President and Chief Executive Officer

March 10, 2009

Minefinders Corporation Ltd. – Annual Report 2008

THE DOLORES MINE

The Company’s flagship Dolores Mine is an open pit, heap leach gold and silver mine located in the Sierra Madre Occidental Range of northern Mexico, approximately 250 kilometres west of the city of Chihuahua. Construction was started in 2006 and pre-commercial production of gold and silver began in the fourth quarter of 2008. The Dolores Mine was officially inaugurated in February 2009. The inauguration events brought together representatives from state, federal and municipal governments, political and community leaders, members of the Ejido Huizopa, key supporters, shareholders and employees and marked a major milestone in the evolution of Minefinders from an exploration company to a significant gold and silver producer. Another milestone was reached in February 2009 with the start of positive cash flow from operations at Dolores. With commercial production levels expected in the first half of 2009, the Dolores Mine establishes the Company as a new low cost mid-tier gold and silver producer.

In February 2008, the Company announced the results of an updated independent economic analysis of the Dolores Mine prepared by Gustavson & Associates of Denver, Colorado. Using base case prices of $675 per ounce of gold and $13 per ounce of silver, this analysis confirmed the robust economics of the Dolores Mine estimating life of mine cash costs of $297 per gold-equivalent ounce and an undiscounted pre-tax net present value of $831 million. The mine has a well defined, open-pit minable deposit containing proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver, with exploration upside to extend mine life and increase production. The Dolores Mine is expected to produce more than 1.7 million ounces of gold and approximately 65 million ounces of silver from conventional heap leach operations over a mine life initially estimated at 15.5 years.

Minefinders Corporation Ltd. – Annual Report 2008

From first gold and silver production in late 2008 to year end, approximately 3,093 ounces of gold and 57,378 ounces of silver have been produced from the Dolores Mine. At year end, there were over one million tonnes of ore stacked on the leach pad of which 950,000 tonnes were under leach. Start-up commissioning has continued to progress well in early 2009 with the crushing and conveying circuit periodically reaching rates of 1,000 tonnes per hour and over 21,000 tonnes per day in mid-February, exceeding the targeted average run rate of 18,000 tonnes per day. As the mine approaches commercial production, stacked ore grades and solution grades continue to increase, operating costs continue to decrease and initial gold and silver recovery rates are exceeding expectations.

The Dolores Mine employs all new equipment, including a fleet of Komatsu 100-tonne haul trucks, wheel loaders and hydraulic shovels. A new three-stage crushing and conveying circuit is in place as well as a new Merrill Crowe plant. The use of new equipment increases equipment availability and decreases maintenance costs over the mine life. Storm water diversions have been put in place and the site has been constructed to operate through the annual rainy season. Commissioning commenced during the 2008 rainy season and, based on that experience, the Company does not expect material disruptions at the Dolores Mine due to heavy rain.

The Company also constructed a 92-kilometre main access road, an operations camp with employee housing, water and sanitation systems, and service facilities containing an office complex, assay laboratory, maintenance shops and power station.

Minefinders Corporation Ltd. – Annual Report 2008

EXPLORATION

The Company is committed to internal growth and has several prospective properties worthy of further exploration.

At the Dolores Mine, drilling of the East Dike satellite target located near the edge of the pit has confirmed a significant new high-grade gold and silver deposit. The deposit geometry suggests that the near surface portion of this resource could be readily mined with a low strip ratio. The Dolores resource base continues to grow significantly and these results further confirm the expansion potential at the mine. Efforts continue to incorporate additional resources such as the Dolores East Dike and mineralization beneath, and peripheral to, the open-pit mine into fully engineered mine plans that allow these resources to be included in future reserve and economic estimates. In this regard, the Company is undertaking studies on developing underground mining operations in conjunction with the present open pit mine.

The Company has a number of exploration properties in the northern part of the State of Sonora in Mexico, including the highly prospective Planchas de Plata and Real Viejo silver properties and the resource-bearing La Bolsa gold deposit, each at various stages of exploration.

The La Bolsa property has the potential to develop into the Company’s next mine. Further drilling at La Bolsa is required to better understand the size and nature of the resource and the Company is evaluating the economics of development as a stand-alone operation or in conjunction with other prospects in the same district. In 2009, the Company plans to complete an NI 43-101 compliant technical report on the La Bolsa property.

The Company has continued to actively stake new projects in Mexico in areas of known gold and silver mineralization, particularly in Sonora, Mexico, and also has early stage exploration properties in the United States.

SOCIAL RESPONSIBILITY

Minefinders is a socially responsible company and recognizes the need to act correctly when it comes to establishing good relationships within the local communities where it operates and adhering to high standards in respect of environmental and safety matters.

Commitment to Communities

The Dolores Mine is the Company’s most significant operation and Minefinders is committed to working with residents of the local communities, employees, and contractors to encourage social and economic development in the region in ways that are mutually beneficial.

Starting from the first exploration activities at the Dolores property and continuing through construction and commissioning of the mine, the Company has worked with the local residents and other stakeholders to ensure its activities contribute to improving the quality of life for the local communities and promote sustainable economic development in the region.

In this spirit, the new village of Dolores was established and the Company constructed new homes, a new primary school, kindergarten, medical center, government center and church for local residents. Local infrastructure, including transportation systems, electrical power, potable water and waste treatment systems have been upgraded.

Minefinders Corporation Ltd. – Annual Report 2008

The Company has also employed many local residents and assisted others with training, funding or other assets to establish companies that will service the mine and be sustainable in the long run. Significant success has been achieved in this area with a new construction contracting company and a new transportation company owned and managed by local residents now servicing the Dolores Mine.

During 2008, the Company experienced intermittent blockades on the main access road to the Dolores Mine by a small protest group purporting to represent the local Ejido. However, the Dolores Mine is fully supported by a majority of the local community and ejidatarios, as well as by other community representatives. In August 2008, the state and federal governments committed to enforce the Company’s right to safe access to the mine and the road has remained open since that time.

Mine management has an ongoing dialogue and maintains an open door policy for local Ejido members, community leaders, government officials and other interested parties to visit the mine and see firsthand the Company’s commitment to local communities and socially responsible operations.

Minefinders has also provided funding for scholarships, educational opportunities and training programs for both employees and local residents in the areas in which it operates.

Commitment to the Environment

Minefinders is committed to sound environmental management practices and undertakes all mining, exploration and development activities with consideration for the environmental impact and, at the end of a project, ensures reclamation is responsibly undertaken.

Although the Dolores mine has favourable environmental characteristics, the Company has carefully monitored and evaluated its impact on the environment and taken action to mitigate that impact as required. An onsite plant nursery houses local plant and tree seedlings for revegetation projects throughout the area. Where feasible, concurrent reclamation activities are implemented as early as possible. Continuous environmental management and monitoring policies are in place and operating effectively.

Commitment to Safety

The health, safety and skill of employees and contractors are critical to efficient, low cost operations and a productive work environment. To ensure the safety of employees and contractors, the Dolores Mine has a mandatory safety training program which meets or exceeds industry standards. Employees are empowered to identify and implement measures to improve safety practices and safety standards are strictly enforced.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2008

This discussion and analysis is for the year ended December 31, 2008, with comparisons to 2007. Unless otherwise noted, all information is current to March 10, 2009, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the consolidated financial statements of Minefinders Corporation Ltd. (the “Company”) for the year ended December 31, 2008 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.

Company Overview

The Company is engaged in precious metals exploration and mining and commenced first gold and silver production at its wholly-owned Dolores Mine in Mexico in November 2008. The Dolores Mine has a well defined mineral deposit containing proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver, with exploration upside and an open pit mine life of over 15.5 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit.

The Company also has exploration properties in Mexico and the United States including the highly prospective Planchas de Plata and Real Viejo silver properties and the resource-bearing La Bolsa gold deposit, all in Mexico. Further drilling at La Bolsa is required to better understand the size and nature of the resource and the Company is evaluating the economics of developing the deposit as a stand-alone operation or in conjunction with other prospects in the same district.

The Company is in the pre-commercial production phase at the Dolores Mine and may continue to incur negative cash flows from operations until commercial production. The Company currently meets its cash requirements from working capital and funds available through traditional revolving credit facilities and believes it has sufficient liquidity to attain commercial production and positive operating cash flows at the Dolores Mine. As at December 31, 2008, the Company had $26.018 million in cash and cash equivalents and net working capital of $24.831 million.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE Alternext US LLC (symbol MFN).

The Dolores Mine

The Dolores Mine commenced pre-commercial production of gold and silver in November 2008.

Operating highlights through the fourth quarter of 2008 to March 10, 2009 include:

  Pre-commercial production of gold and silver doré commenced in November 2008 with approximately 10,333 ounces of gold and 206,310 ounces of silver poured at Dolores to date;

  Shipments of gold and silver doré from the Dolores Mine began in December 2008 with fiscal 2008 sales totalling 2,440 ounces of gold and 42,800 ounces of silver;

Minefinders Corporation Ltd. – Annual Report 2008

  Leaching of the first ore lift commenced in October, 2008 with over 1,500,000 tonnes of ore under leach at March 10, 2009;

  At March 10, 2009 over 1,800,000 tonnes of ore have been stacked on the leach pad.
  Recent production levels through the three stage crushing circuit have frequently exceeded the planned rate of 18,000 tonnes per day with in excess of 21,000 tonnes per day processed;

  With construction of the mine complete, substantially all construction contractors were demobilized from the Dolores Mine as of December 31, 2008;

  The inauguration of the Dolores Mine was celebrated in the city of Chihuahua, Mexico and at the Dolores Mine on February 17 and 18, 2009. More than 150 guests, including political and community leaders, key supporters, shareholders and employees attended the inauguration events in Chihuahua and at the mine site.

Recent photos of operations at Dolores, including the inauguration event in February 2009, can be viewed at www.minefinders.com in the Dolores Gallery.

The grades of ore stacked on the leach pad and the solution grade to the pond continue to increase as mining of the mineral deposit progresses and tonnes under leach increase. The recovery rates of contained gold and silver are at or exceeding expectations and the three stage crushing rate has increased with recent production levels exceeding the planned throughput of 18,000 tonnes per day. Production of gold and silver is expected to continue to escalate as tonnes and duration of ore under leach increase. Commercial production at Dolores is expected to commence before the end of the second quarter of 2009.

As previously reported, during the second and third quarters of 2008, a group of protestors at the Dolores Mine intermittently blockaded the access road to the mine and threatened violence toward the Company’s employees and contractors. In response to the blockades and threats of violence, the Company was forced to periodically suspend mine operations due to the lack of access to the mine and concern for the safety of its employees and contractors.

During the third quarter of 2008, the Company and its employees and contractors received written guarantees from the state government of Chihuahua providing for ongoing safe access to the Dolores Mine. The government also guaranteed a police presence onsite to assure no further disruptions of the mine operations. Since that time, the state and federal governments have enforced the Company’s right to safe access to the mine and there have been minimal disruptions to operations.

The Company has the support of the majority of the local community and is continuing discussions with the state and federal governments and with the individuals responsible for the protests to come to a definitive long-term resolution. The Company believes that the blockade risk and related delays may continue until the definitive resolution is in place.

Information on capital expenditures during the year is detailed below under the heading “Capital Expenditures”.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2008

Mine Economics

The initial economics for the Dolores Mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The KCA report is dated April 11, 2006 and is available on SEDAR.

On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. A National Instrument 43-101 (“NI 43-101”) technical report dated March 25, 2008 supporting the updated economics was prepared by Gustavson and Associates of Denver, Colorado (“Gustavson”) and filed on SEDAR.

Initial capital and pre-commercial production operating costs estimated in the updated economics totalled $192 million with life of mine sustaining capital costs estimated at $50 million. At December 31, 2008, with construction of the Dolores Mine complete, $227.7 million has been capitalized to mineral property, plant and equipment related to the construction and commissioning of the Dolores Mine.

Of this amount, approximately $8 million is non-cash stock-based compensation expense and currency translation adjustments and $9.7 million is capitalized acquisition cost, which are outside the scope of the initial capital estimate. The remainder of the variance is due to delays and associated costs resulting from previously disclosed engineering and construction issues and the intermittent blockades of the Dolores Mine during the second and third quarters of 2008. Pre-commercial production mining and processing expenses, net of associated revenue from gold and silver sales, will continue to be capitalized until commercial production is achieved, which is expected to occur during the second quarter of 2009.

Total average cash costs per ounce of gold and ounce of gold-equivalent silver, based on a ratio of silver to gold of 52:1, are estimated in the updated economics at $297 for the life of the mine. The updated economics indicate a pre-tax undiscounted net present value of $831 million and a pre-tax internal rate of return of 26% using $675 per ounce as the price of gold and $13.00 per ounce as the price of silver.

Dolores Reserves and Resources

An updated resource estimation model (“updated resource”), incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado. A NI 43-101-compliant technical report in support of this updated resource audit was filed on July 27, 2007 and is available for viewing on SEDAR. The measured and indicated resource, using a 0.4 grams per tonne gold equivalent cutoff, represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources.

The updated in-pit reserve estimation reported by the Company on February 14, 2008 and audited by Gustavson is referred to under “Mine Economics”. This estimation is the first independently prepared and audited estimation of reserves at Dolores since the KCA report.

When adjusted for stockpiled material, the open-pit reserve base at the Dolores Mine has increased to 2.44 million ounces of gold and 126.64 million ounces of silver, or 4.55 million gold equivalent ounces. This is an increase of 24.8% in contained gold reserves and an increase of 22.1% in contained silver reserves from the KCA report.

Minefinders Corporation Ltd. – Annual Report 2008

The Company is planning a preliminary assessment to determine the economic benefit of a mill to treat high-grade ore in the open pit, to process additional underground ore and to increase production capacity. The current open-pit mine plan and updated Dolores Mine economics do not take into account significant high-grade gold mineralization that occur below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. According to studies, heap-leach recoveries are 72.25% for gold and 50.8% for silver and, consequently, the higher recoveries from high-grade ore processed through a mill could have a positive impact on the long-term Dolores economics.

Proven and Probable Reserves

The independently prepared reserves, as reported by the Company on February 14, 2008, are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 grams per tonne (“gpt”) gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types.

NI 43-101 technical report dated March 25, 2008 is available on SEDAR

Reserves(1)(2)	Tonnes	Gold	Gold	Silver	Silver	AuEq	AuEq
		(gpt)	(Oz)	(gpt)	(Oz)	(gpt)(3)	(Oz)(3)
Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

(1)	Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004. Gustavson has prepared and audited these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.
(2)	Using $600 per ounce gold; $10.00 per ounce silver.
(3)	Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Measured and Indicated Resources and Inferred Resources

NI 43-101 technical report dated July 26, 2007 is available on SEDAR

Resources(4)(5)	Tonnes	Gold	Gold	Silver	Silver	AuEq	AuEq
		(gpt)	(Oz)	(gpt)	(Oz)	(gpt)(6)	(Oz)(6)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000

(4)	Estimates of measured and indicated resources and inferred resources were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.
(5)	0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.
(6)	Based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Minefinders Corporation Ltd. – Annual Report 2008

Gold and Silver Prices

Despite recent volatility, the Company believes that gold and silver prices will continue to benefit from the weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations; nor is the Company able to forecast the precise timing for the commencement of commercial production of the Dolores Mine.

Gold and silver prices below are published by the London Bullion Market Association:

		Dec 31, 2007	Mar 31, 2008	Jun 30, 2008	Sept 30, 2008	Dec 31, 2008
Gold	End of period	833.75	933.50	930.25	884.50	869.75
	Quarter high	841.10	1,011.25	946.00	986.00	903.50
	Quarter low	725.50	846.75	853.00	740.75	712.50
	Average	788.02	924.83	896.29	871.60	794.52
Silver	End of period	14.76	17.99	17.65	12.96	10.79
	Quarter high	15.82	20.92	18.56	19.30	12.28
	Quarter low	13.21	14.93	16.19	10.66	8.88
	Average	14.22	17.59	17.18	15.09	10.20

Exploration and Development Properties

Exploration in 2008 was focused on core drilling at the Company’s Planchas de Plata and Real Viejo properties. Drilling at Real Viejo continued to investigate large-scale stockworks and geological targets down-dip of near surface ore-grade silver-lead-zinc resources previously identified by the Company. Similarly, drilling at Planchas de Plata continued to focus on investigating the silver mineralized system that extends to the southeast over a strike length of 10 kilometres from the previously explored high-grade silver resource drilled at surface. Exploration drilling during the fourth quarter of 2008 totalled 1,286 meters of core drilling completed at Planchas de Plata. No additional drilling was completed during the quarter.

Additionally, the Company continued to acquire surface and mineral rights within four project/target areas of the Sierra Madre province of northern Mexico in conjunction with continued reconnaissance evaluation, and detailed sampling and mapping. Over 120,000 hectares of mineral rights within Mexico are currently controlled by the Company. The Company has also reviewed other advanced opportunities throughout Mexico, and is negotiating the acquisition of interests in these properties.

Management and capital resources were primarily directed toward final development and production efforts at the Dolores Mine during the fourth quarter of 2008. The Company also continued to assess the viability and projected returns from construction of a mining operation at the Company’s 100% owned La Bolsa Project. Incorporation of drill data from the early 2008 drill program completed at La Bolsa yielded sufficient data for a revised in-house resource estimate for the property. Metallurgical column testing that commenced in mid-2008 will be completed and reported on in 2009. Flora and fauna surveys to be used in any formal environmental assessment approval process were also initiated during the fourth quarter of 2008. The Company will continue with preliminary assessment and scoping analyses to determine the overall viability of this project.

Minefinders Corporation Ltd. – Annual Report 2008

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 13 to the Financial Statements).

Effective January 1, 2008, the Company adopted guidelines set out in CICA Handbook sections 1506 “Accounting Changes”, 1535 “Capital Disclosures”, 3031 “Inventories”, 3862 “Financial Instruments –Disclosures” and 3863 “Financial Instruments – Presentation”. Details of the adoption of these guidelines are discussed below and in Note 2 to the Financial Statements.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Selected Financial Information

The following information is derived from the December 31, 2008, 2007 and 2006 financial statements:

	2008	2007	2006
		thousands of US dollars except per share amount
Interest income	763	3,240	2,167
Net loss	(29,120)	(19,204)	(18,192)
Net loss per share, basic and diluted	(0.58)	(0.39)	(0.41)
Total assets	271,822	193,561	200,522
Non-current liabilities	117,277	61,609	58,621
Dividends	-	-	-

The above table reflects interest income derived from the investment of funds received from substantial equity and convertible note issues in 2006 and, to a lesser extent, the equity issue in December of 2008. The net losses for 2008, 2007, and 2006 include charges of $5.437 million, $7.402 million, and $11.769 million for exploration expenditures and charges of $2.805 million, $4.335 million and $4.407 million for stock based compensation. In addition, the net losses include $5.399 million, $4.900 million and $0.792 million, respectively, of accretion related to the convertible note discount and $5.209 million, $3.811 million and $0.731 million of interest expense on the convertible notes and revolving credit facility.

The increase in total assets in 2008 as compared to 2007 and 2006 is primarily the result of cash expenditures on construction and commissioning at the Dolores mine, which are capitalized as mineral property, plant and equipment.

The increase in non-current liabilities is primarily the result of the issue of the revolving credit facility utilized in 2008, the issue of the convertible notes in 2006, and the increasing asset retirement obligation as commissioning of the Dolores Mine advances. Of the $117.277 million in non-current liabilities at December 31, 2008 (2007 - $61.609 million), $65.364 million represents the debt portion of the convertible notes, $50 million relates to the revolving credit facility and $1.913 million is the asset retirement obligation (2007 - $59.965 million for the convertible notes and revolving credit facility and $1.644 million for the asset retirement obligation).

Minefinders Corporation Ltd. – Annual Report 2008

The following table presents our unaudited quarterly results of operations in accordance with Canadian GAAP for each of the last eight quarters:

Net loss (000's)	Mar 31,	June 30,	Sept 30,	Dec 31,	Mar 31,	June 30,	Sept 30,	Dec 31,
for quarters ended	2007	2007	2007	2007	2008	2008	2008	2008

Loss before the following	2,550	3,455	3,406	5,095	3,728	3,294	3,859	4,339
Stock option compensation	81	-	4,217	37	214	2,591	-	-
Accretion of convertible notes discount	1,166	1,186	1,206	1,342	1,350	1,348	1,359	1,342
Interest on long-term debt	943	953	967	948	972	1,127	1,342	1,768
Interest income	(1,251)	(901)	(646)	(442)	(112)	(487)	(46)	(118)
Foreign exchange (gain) / loss	176	(4,244)	(914)	(126)	(531)	(214)	250	1,745
Net loss	3,665	449	8,236	6,854	5,621	7,659	6,764	9,076
Loss per share – basic and diluted	0.07	0.01	0.17	0.14	0.11	0.15	0.14	0.18

Variances in net income and loss by quarter reflect overall corporate activity and factors which do not recur each quarter, such as charges for stock-based compensation when options are granted and interest income on fluctuating cash balances. Those items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the effect of exchange rates, have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly income and losses are not affected by sales or production-related factors.

Operating Activities

The Company recorded a net loss in 2008 of $29.120 million ($0.58 per share), compared with a net loss of $19.204 million ($0.39 per share) in 2007 and $18.192 million ($0.41 per share) in 2006.

Office and administration expenses increased to $8.661 million in 2008 from $5.698 million in 2007 and $2.820 million in 2006. This increase is primarily due to the continued expansion of the corporate and Mexican offices during 2008 as the Company transitions to commercial production at the Dolores Mine. The increase in employees and activity in Mexico resulted in increased payroll, travel, legal and general and administrative costs. In addition, the Company incurred higher accounting, legal and auditing expenses in complying with expanded regulatory requirements resulting from financing activities during 2008.

The Company recognized $3.734 million of stock based compensation expense in 2008 (2007 - $5.840 million, 2006 - $5.003 million) of which $2.048 million was charged to administration expense (2007 -$3.478 million, 2006 - $3.404 million), $0.757 million was charged to exploration expense (2007 - $0.857 million, 2006 - $1.003 million) and $0.929 million was capitalized as mineral property, plant and equipment (2007 - $1.505 million, 2006 - $0.596 million).

Minefinders Corporation Ltd. – Annual Report 2008

Exploration expense decreased to $5.437 million in 2008 from $7.402 million in 2007 and $11.769 million in 2006. Exploration expense in 2008 included $1.089 million incurred at the Dolores property (2007 -$3.806 million, 2006 - $9.271 million) and $4.348 million incurred primarily at Planchas de Plata, Real Viejo and La Bolsa in Northern Sonora (2007 - $3.596 million, 2006 - $3.065 million). The declining exploration expenditures at the Dolores property during 2008, 2007 and 2006 is a result of the change in focus to construction of the Dolores Mine during 2006 and 2007 and transition to commissioning and production at Dolores in 2008.

Interest is paid on the 4.5% convertible notes issued in October of 2006 and the balance outstanding on the $60 million revolving credit facility with Scotia Capital. The Company incurred $5.209 million of interest expense on the convertible notes and revolving credit facility in 2008. Interest expense of $3.811 million in 2007 and $0.731 million in 2006 was incurred on the convertible notes as no amounts had been drawn on the revolving credit facility prior to 2008. The Company also incurred $5.399 million of convertible note discount expense in 2008 compared with $4.900 million in 2007 and $0.792 million in 2006.

Financing fees of $0.706 million were incurred in 2008 as compared to $0.745 million in 2007 and $0.939 million in 2006. Financing fees in 2008 relate to the increase in the revolving line of credit with Scotia Capital from $50 million to $60 million, the filing of a universal base shelf prospectus and the issue of common shares. Financing fees in 2007 relate to the arrangement of a $50 million revolving credit facility. Financing fees in 2006 relate to the issue of common shares and convertible notes.

The Company recorded a foreign exchange loss of $1.250 million in 2008 compared with a foreign exchange gain of $5.108 million in 2007 and a foreign exchange gain of $1.120 million in 2006.

The foreign exchange loss in 2008 resulted from the decreasing value of the Canadian dollars held by the Company against the US dollar at the end of 2008, as well as a decrease of the Mexican peso against the US dollar at the end of 2008.

Interest income in 2008 was $0.763 million as compared to $3.240 million in 2007 and $2.167 in 2006. Interest income in 2008 decreased due to the lower average cash balance as compared to 2007 and 2006. The higher cash balance in 2007 and 2006 was due to the net proceeds of $78.705 million from shares issued in April 2006 and $81.691 million from the convertible notes issued in October 2006 on hand during those years with the balance decreasing through 2008 due to cash expenditures on the construction and commissioning of the Dolores Mine from 2006 through 2008.

Capital Resources and Liquidity

Working Capital and Cash Flow

At December 31, 2008, the Company had $26.018 million in cash and cash equivalents (December 31, 2007 - $20.935 million) and net working capital of $24.831 million (December 31, 2007 - $28.848 million).

In the fourth quarter of 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine.

In the fourth quarter of 2008, the Company signed an amendment to the credit agreement with BNS for an additional $10 million revolving credit facility. The additional facility has a one year term and is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 250 to 350 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. As at December 31, 2008, $60 million was outstanding on the credit facility and as at March 10, 2009, $58 million was outstanding.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2008

On December 11, 2008, the Company completed a bought deal equity financing in which a syndicate of underwriters purchased 9,200,000 units from the Company for sale to the public at a price of CDN$4.35 per unit for net proceeds to the Company of $32.124 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company, at a price of CDN$5.00 per common share, on or before December 31, 2011.

The principal sources of funds in 2008 were $60 million drawn on the credit facility, $31.124 million in net proceeds from the issue of common shares, and $3.242 million from the exercise of stock options, while in 2007 the principal sources of funds were $6.782 million from the exercise of stock options and $3.240 million in interest income, and in 2006 the principal sources of funds were $79.865 million from the issue of common shares and $81.691 million from the proceeds of the convertible notes. The effect of foreign currency exchange rates on cash and cash equivalents in 2008 is a loss of $0.943 million (2007 – gain of $5.607 million, 2006 – loss of $4.337 million).

After eliminating items such as amortization and convertible notes discount expense and taking into account the effect of the foreign exchange loss and the net changes in non-cash working capital, the cash used by operating activities was $24.112 million in 2008. Including capital expenditures of $63.248 million for the year and cash provided by financing activities of $93.386 million, there was a net increase in the Company’s cash balances of $5.083 million during the year after taking into account foreign exchange fluctuations.

Of the $4.266 million in receivables at December 31, 2008, $3.864 million is value added tax (“VAT”) paid in Mexico on goods and services for the construction of the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities and all outstanding amounts are considered recoverable by the Company. Subsequent to December 31, 2008, VAT of $3.230 million was received by the Company.

The Company currently meets its cash requirements from working capital and funds available through its revolving credit facilities and believes it has sufficient liquidity to attain commercial production and positive operating cash flows at the Dolores Mine. However, management acknowledges the recent volatility in gold and silver prices and the unprecedented disruptions in the current credit and financial markets. The most significant effect of this environment for the Company is the uncertainty of obtaining debt or equity financing on reasonable terms or at all. The poor conditions in the US housing market and credit quality of mortgage backed securities have continued and worsened, causing a loss of confidence in the broader US and global credit and financial markets and resulting in the collapse of, and governmental intervention in, major banks, financial institutions and insurers. This has created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary.

Minefinders Corporation Ltd. – Annual Report 2008

While the Company has been successful in raising funds in the past, and as recently as December 2008, there is no assurance that it will be able to do so in the future. Using debt or equity financings to raise funds necessary to meet future capital requirement could become more difficult or impossible in these current market conditions. In light of this increased uncertainty, management is reviewing planned capital and exploration expenditures, expected operating cash flows and debt repayment schedules to preserve cash resources where possible.

Capital Expenditures

During 2008, the Company spent $63.248 million (2007 - $90.247 million) on mineral property, plant and equipment, primarily in the construction and commissioning of the Dolores Mine and in pre-commercial production operating expenditures. The decrease is due to the wind-down and completion of construction activities at the Dolores Mine during 2008 and the continuing transition to commercial operations.

Estimated capital expenditures for 2009 total $10.8 million dollars and consist primarily of planned leach pad expansion and dam construction at the Dolores Mine. The Company plans to fund these expenditures with funds in place and available through traditional revolving credit facilities and operating cash flow from the Dolores Mine, on commencement of commercial production.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2008 is as follows:

		Payments Due by Period (000's)
		Less Than			After 5
Contractual Obligations ($)	Total	One Year	1-3 Years	4-5 Years	Years
Dolores project and property payments (1)	1,165	1,165	-	-	-
Long-term debt obligations (2)	98,388	3,826	94,562	-	-
Bank debt (3)	60,000	10,000	50,000	-	-
Capital lease obligations	-	-	-	-	-
Operating leases (4)	95	95	-	-	-
Other long-term liabilities reflected on the Company's
balance sheet under Canadian GAAP (5)	5,570	-	-	-	5,570
Total	165,218	15,086	144,562	-	5,570

(1)	Amounts committed for equipment and development at the Dolores project.
(2)	In October 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.
(3)	Revolving term credit facility. Does not include payments of interest.
(4)	Includes existing leases without extensions.
(5)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

In addition to the above, production from the Dolores Mine is subject to royalties consisting of net smelter payments of 3.25% on gold and 2% on silver.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2008

Share Capital Transactions

In December, 2008, pursuant to an equity financing, the Company issued 9,200,000 common shares and 4,600,000 common share purchase warrants for net proceeds of $31.124 million.

During 2008, 269,432 shares of the Company were issued on the exercise of stock options (2007 – 1,485,235). A final payment of 30,000 shares related to the acquisition of the Dolores property was also made in June, 2008.

Financial and Other Instruments

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar. The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance outstanding on the credit facility.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At December 31, 2008 the Company had $3.287 million in US dollar denominated bank deposits, US$22.310 million in Canadian dollar denominated bank deposits and US$0.421 million in Mexican peso denominated bank deposits. At March 10, 2009 the Company had $6.768 million in US dollar denominated bank deposits, US$7.592 million in Canadian dollar denominated bank deposits and US$0.800 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. The value of the mineral properties is directly related to the price of gold and silver.

Minefinders Corporation Ltd. – Annual Report 2008

Outstanding Share Data

As at March 10, 2009 there were:

  59,009,426 common shares issued and outstanding (December 31, 2008 – 59,006,956);

  3,938,000 stock options outstanding (December 31, 2008 – 3,958,000) with exercise prices rang- ing between CDN$5.64 and CDN$12.53 per share, all of which are vested; and

  4,600,000 share purchase warrants outstanding (December 31, 2008 – 4,600,000) with an exer- cise price of CDN$5.00 per share, all of which are vested.

In addition, at March 10, 2009 and December 31, 2008, there were convertible notes with a face value of $85 million issued and outstanding, convertible into 7,812,500 common shares at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following new CICA guidelines:

  Revised Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors.

  Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

  Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value as required when there is a subsequent increase in the value of inventories.

  Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk.
  The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2008

  In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.
  The Company is currently evaluating the impact of the transition to IFRS on its financial reporting, systems and business activities and ensuring the appropriate personnel resources and training are in place to ensure an efficient transition.

Refer to Note 2 in the Financial Statements for detailed discussion of these changes in accounting policy.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads, and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and an assumption of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write-down the recorded value of work in process inventory.

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Start-up costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Minefinders Corporation Ltd. – Annual Report 2008

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes, as disclosed in Note 7 to the Financial Statements. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion features and they are not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 and Note 10 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is speculative and not necessarily the value which the holder of the option could receive in an arm’slength transaction.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

There were no related party transactions in the year ended December 31, 2008.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2008

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that the Company’s disclosure controls and procedures and internal controls and procedures, are designed to provide reasonable assurance of achieving their objectives and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and internal controls and procedures are effective at the reasonable assurance level. However, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein, including information as to the expected timing of the commencement of commercial operations of the Dolores Mine, the Company’s expected expenditures on Dolores, and the expected adequacy of the Company’s current working capital and future funding are forward-looking, as defined under applicable Canadian and United States securities laws. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties in connection with the operation of the Dolores Mine, including protests and blockades of the mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Minefinders Corporation Ltd. – Annual Report 2008

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Management’s Responsibility
for Financial Reporting

The consolidated financial statements of Minefinders Corporation Ltd. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgement on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Management’s Report on Internal Controls

Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework . Based upon its assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report which appears herein.

Mark H. Bailey	Greg D. Smith
President and Chief Executive Officer	Chief Financial Officer

February 20, 2009	February 20, 2009

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Auditors’ Report to the Shareholders

We have audited the accompanying consolidated balance sheet of Minefinders Corporation Ltd. (the Company) as at December 31, 2008 and the consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit approach provides a reasonable basis for our audit opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The consolidated financial statements as at December 31, 2007 and for each of the years in the two year period ended December 31, 2007 were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated March 5, 2008.

Chartered Accountants
Vancouver, Canada

February 20, 2009

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Auditors’ Report on Internal Control Over Financial Reporting
Under Standards of The Public Company Accounting
Oversight Board (United States)

To the Shareholders and Board of Directors of Minefinders Corporation Ltd.

We have audited Minefinders Corporation Ltd.’s (the Company) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audit on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 20, 2009, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Vancouver, Canada

February 20, 2009

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31, 2008, with comparative figures for 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$26,018	$20,935
Receivables (note 4)	4,266	10,431
Inventory (note 5)	12,494	1,558
Prepaid expenses	792	456
	43,570	33,380

Mineral property, plant and equipment (note 6)	228,252	160,181

	$271,822	$193,561

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$8,739	$4,532
Current portion of long-term debt (note 7)	10,000	-
	18,739	4,532

Long-term debt (note 7)	115,364	59,965

Asset retirement obligation (note 8)	1,913	1,644

Shareholders’ equity:
Capital stock (note 9)	210,569	175,817
Equity portion of convertible notes (note 7)	27,366	27,366
Contributed surplus (note 10)	18,053	15,299
Deficit	(125,251)	(96,131)
Accumulated other comprehensive income	5,069	5,069
	135,806	127,420
Nature of operations (note 1)
Future income taxes (note 11)
Commitments and contingencies (note 12)
Subsequent event (note 4)

	$271,822	$193,561

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Mark H. Bailey	Robert L. Leclerc
Director	Director

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Consolidated Statements of Operations
and Comprehensive Loss
(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Operating expenses:
Office and administration	$8,661	$5,698	$2,820
Amortization and accretion of asset retirement obligation	416	661	21
Exploration (schedule)	5,437	7,402	11,769
Stock option compensation - exploration (note 10)	757	857	1,003
Stock option compensation (note 10)	2,048	3,478	3,404
Accretion of convertible note discount (note 7)	5,399	4,900	792
	22,718	22,996	19,809

Other items:
Interest on long-term debt (note 7)	5,209	3,811	731
Financing fees	706	745	939
Foreign exchange loss (gain)	1,250	(5,108)	(1,120)
Interest income	(763)	(3,240)	(2,167)
	6,402	(3,792)	(1,617)

Net loss and comprehensive loss for the year	$29,120	$19,204	$18,192

Loss per share - basic and diluted	$(0.58)	$(0.39)	$(0.41)

Weighted average shares outstanding	50,198,115	48,638,885	44,492,885

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

Years ended December 31, 2008, 2007 and 2006

		Equity				Accumulated
		portion of			Cumulative	other
	Capital	convertible	Contributed		translation	comprehensive
	stock	notes	surplus	Deficit	adjustment	income	Total

Balance, December 31, 2005	$85,672	$-	$7,954	$(58,735)	$7,650	$-	$42,541
Issue of common shares for cash, net of share issue costs	78,705	-	-	-	-	-	78,705
Exercise of stock options for cash	2,019	-	(859)	-	-	-	1,160
Issue of convertible notes	-	27,366	-	-	-	-	27,366
Stock based compensation	-	-	5,003	-	-	-	5,003
Net loss	-	-	-	(18,192)	-	-	(18,192)
Foreign exchange adjustment	-	-	-	-	(2,581)	-	(2,581)

Balance, December 31, 2006	166,396	27,366	12,098	(76,927)	5,069	-	134,002
Change in accounting policy (note 2(f))	-	-	-	-	(5,069)	5,069	-

Balance, January 1, 2007, as adjusted	166,396	27,366	12,098	(76,927)	-	5,069	134,002
Exercise of stock options for cash	9,421	-	(2,639)	-	-	-	6,782
Stock-based compensation	-	-	5,840	-	-	-	5,840
Net loss	-	-	-	(19,204)	-	-	(19,204)

Balance, December 31, 2007	175,817	27,366	15,299	(96,131)	-	5,069	127,420
Exercise of stock options for cash	3,242	-	(980)	-	-	-	2,262
Stock-based compensation	-	-	3,734	-	-	-	3,734
Share-based payment	386	-	-	-	-	-	386
Issue of common shares for cash, net of share issue costs	31,124	-	-	-	-	-	31,124
Net loss	-	-	-	(29,120)	-	-	(29,120)

Balance, December 31, 2008	$210,569	$27,366	$18,053	$(125,251)	$-	$5,069	$135,806

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash provided by (used in):

Operations:
Net loss for the year	$(29,120)	$(19,204)	$(18,192)
Items not involving cash:
Amortization and accretion of asset retirement obligation	416	661	21
Accretion of convertible notes discount	5,399	4,900	792
Foreign exchange loss (gain)	943	(5,606)	1,926
Stock option compensation	2,805	4,335	4,407
Other	13	(8)	97

Net changes in non-cash
working capital balances:
Receivables	6,165	(6,685)	(2,981)
Inventory	(10,936)	(1,558)	-
Prepaid expenses	(336)	135	393
Accounts payable and accrued liabilities	539	(30)	(476)
	(24,112)	(23,060)	(14,013)
Investments:
Purchase of mineral property, plant and equipment	(63,248)	(90,247)	(53,620)

Financing:
Net proceeds on issue of common shares	33,386	6,782	79,865
Net proceeds on issue of convertible notes	-	(142)	81,691
Drawdown of revolving credit facility	60,000	-	-
	93,386	6,640	161,556

Effect of exchange rates on cash and cash equivalents	(943)	5,607	(4,337)

Increase (decrease) in cash and cash equivalents	5,083	(101,060)	89,586

Cash and cash equivalents, beginning of year	20,935	121,995	32,409

Cash and cash equivalents, end of year	$26,018	$20,935	$121,995

Supplementary information:
Interest paid	$4,661	$4,367	$-
Non-cash investing and financing activities:
Increase in asset retirement obligations included
in mineral property, plant and equipment	145	355	1,188
Stock option compensation deferred to mineral
property, plant and equipment	929	1,505	596

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

1	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the exploration, development, and acquisition of mineral deposits.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has completed the construction of its 100% owned Dolores gold and silver project in Mexico and is in the pre-commercial phase of operations. In these financial statements, development costs incurred in the construction and commissioning of the Dolores Mine have been capitalized to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2	Changes in accounting policies:

(a)	Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes standards for changes in accounting policies, estimates, or errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. In addition, changes in accounting policies must be applied retrospectively (unless doing so is impractical or is specified otherwise by a new standard), changes in estimates are to be recorded prospectively, and prior period errors are to be corrected retrospectively. There were no changes in accounting policies or estimates during the period, except for those new standards adopted and noted below.
(b)	Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether the Company has complied with externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.
The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The Company considers the items included in the consolidated statement of changes in shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. As at December 31, 2008 the Company is not subject to externally imposed capital requirements.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

(c)	Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards. Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. Adoption of this new standard did not have a material effect on these consolidated financial statements. See note 3(d) for a detailed discussion of the Company’s inventory policy.

(d)	Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. These standards replace CICA 3861, Financial Instruments - Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the Company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

(i) Financial assets and liabilities:
The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, convertible notes and the outstanding balance on the revolving credit facility. Cash and cash equivalents are designated as held for trading and carried at fair value, with the unrealized gain or loss recorded in income. Interest income and expense are both recorded in the statement of operations. Receivables are designated as loans and receivables, and accounts payable, convertible notes, and the credit facility are designated as other financial liabilities, and recorded at amortized cost.

The fair values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments. The fair value of the convertible notes is determined as described in note 7(a). The fair value of the credit facility is described in note 7(b). There are no differences between the carrying values and the fair values of any other financial assets or liabilities.

Minefinders Corporation Ltd. – Annual Report 2008

(ii)	Financial instrument risk exposure and risk management:
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:
Credit risk:
The Company is primarily exposed to credit risk on its cash and cash equivalents. Credit risk exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government.
Liquidity risk:
The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the revolving credit facility.
The Company believes that these sources, in addition to revenues to be earned at the Dolores Mine, will be sufficient to cover the expected short and long term cash requirements.
Market risk:
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign currency risk - The Company’s operations in Mexico, Canada and the United States create exposure to foreign currency fluctuations. The Company’s operating expenditures are incurred in US dollars, Canadian dollars, and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	December 31, 2008		December 31, 2007
	Financial	Financial	Financial	Financial
	assets	liabilities	assets	liabilities

Canadian dollars	$22,340	$1,098	$15,050	$625
Mexican pesos	4,598	2,975	11,274	1,329

	$26,938	$4,073	$26,324	$1,954

Of the financial assets listed above, $22,310 (December 31, 2007 - $3,027) represents cash and cash equivalents held in Canadian dollars, and $421 (December 31, 2007 - $890) represents cash held in Mexican pesos. The remaining cash and cash equivalents are held in US dollars.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

As at December 31, 2008, with other variables unchanged, a 10% strengthening of the US dollar against the Canadian dollar would increase the loss for the year by $1,931. A 10% strengthening of the US dollar against the Mexican peso would increase the loss for the year by $148.

Interest rate risk - With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest, and cash reserves are invested in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents.

With respect to financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.5% per annum. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 25 to 350 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The interest rate charged for the year was approximately 5.01%. A 1% increase in the interest rate would increase interest expense by approximately $600 per year.

Commodity price risk - The value of the Company’s mineral resource properties is related to the price of gold and silver, and the outlook for these commodities.

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.

The Company does not engage in any hedging to reduce its exposure to commodity price risk.

(e)	Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the United States dollar (the US dollar). The change in functional currency to the US dollar resulted from an increase in the overall proportion of business activities conducted and monetary transactions effected by the Company in US dollars primarily due to the commencement of construction of the Dolores Mine. This change has been adopted prospectively, with no impact to the results of previously reported financial years.
As a result of the change, the Company’s translations in currencies other than the US dollar are translated using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in the statement of operations for the period.

Minefinders Corporation Ltd. – Annual Report 2008

(f)	Effective January 1, 2007, the Company adopted the CICA guidelines of Section 3855, Financial Instruments - Recognition and Measurement, and Section 1530, Comprehensive Income.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in net income; available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income; financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.

These standards have been applied prospectively with no restatement of comparative amounts for prior periods. As a result of adopting these new standards, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”. Also, pursuant to Section 3855, deferred financing charges relating to the issue of the convertible notes are no longer presented as a separate asset on the balance sheet. As provided for in the section, the Company has elected to include financing charges in the carrying value of the liability component of the convertible notes (note 7).

3	Significant accounting policies:

(a)	Basis of presentation:
These financial statements are presented in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States, except as explained in note 13.

(b)	Consolidation:
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S. A. de C.V., Servicios Mineros Sierra S.A. de C.V., Servicios Operativos Sierra S.A. de C. V. (all in Mexico), MFL Metals Trading Ltd. (in Barbados) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

(c)	Use of estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in the calculation of proven and probable reserves for the purposes of evaluating the impairment of mineral properties, depreciation, depletion and amortization, work in process inventory, costs associated with the reclamation and closing of mine operations (asset retirement obligations), stock-based compensation and future income taxes, among others. Actual results could differ from those estimates.

(d)	Inventory:
Supplies inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement costs being the typical measure of net realizable value.
Stockpiled ore is coarse ore that has been extracted from the mine and is available for further processing. Stockpiled ore is valued at the lower of average production cost and net realizable value.
Work in process inventory, which includes crushed ore, ore on leach pads and material currently in the process of being converted to a saleable product (gold and silver doré), is valued at the lower of average production cost and net realizable value. Costs included in work in process inventory include current mining and processing costs and associated depreciation and depletion. Costs are removed from work in process inventory as gold and silver doré is produced based on the average cost per contained recoverable ounce of gold and silver.
Finished goods inventory is metal available for sale and is valued at the lower of average production cost and net realizable value. The cost of finished goods inventory includes the average cost of respective work-in-process inventories incurred prior to refining plus applicable refining costs and associated royalties. Costs of sales includes the cost of finished goods except for depreciation and depletion which is disclosed separately in the consolidated statement of operations.

(e)	Cash and cash equivalents:
Cash and cash equivalents consist of cash and redeemable deposits with a maturity of ninety days or less at acquisition.

(f)	Mineral property, plant and equipment:
Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Start-up costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue. Exploration expenditures incurred prior to the date of a positive economic analysis on the property are expensed as incurred.

Minefinders Corporation Ltd. – Annual Report 2008

Mineral property acquisition and development costs and leach pads are amortized using the unit-of-production method based on estimated proven and probable recoverable reserves. Plant and equipment, including mining equipment and other asset categories, are depreciated using the straight-line method over their estimated useful lives.

(g)	Impairment of long-lived assets:
The Company assesses the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets held for use are measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If the carrying value exceeds future undiscounted cash flows, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

(h)	Asset retirement obligations:
The Company may incur liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The resulting amount is added to the cost of the related asset and to the Company’s liabilities, and adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest (“accretion”) inherent in the use of discounted present value methodology, and the accretion is charged to operations.

(i)	Stock-based compensation:
The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004. Compensation expense related to stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model and is charged to operations over the vesting period of the options. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company estimates the expected forfeiture rate and only recognize expense for those options expected to vest.

(j)	Income taxes:
The Company records future income taxes using the asset and liability method.
The Company’s future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

(k)	Translation of foreign currencies:
The Company conducts business primarily in Canada, the United States and Mexico. Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar (note 2(e)). Transactions denominated in currencies other than the US dollar are translated into US dollars using the exchange rate in effect at the dates of the underlying transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars using the exchange rate in effect at the balance sheet date. Gains or losses arising from this translation are included in the determination of net income or loss for the period.

(m)	Loss per share:
The Company follows the treasury stock method to calculate loss per common share. Under this method, the basic loss per share is calculated using the weighted average number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period and that the convertible notes had been converted on the date of issue. However, shares issuable on exercise of stock options totaling 3,958,000 (2007 - 4,198,000; 2006 - 4,497,000), on conversion of the convertible notes totaling 7,812,500 (2007 - 7,812,500; 2006 - 7,812,500), and on conversion of share purchase warrants totaling 4,600,000 (2007 - nil; 2006 - nil) were not included in the computation of diluted loss per share because their effect would have been anti-dilutive.

(n)	Segmented information:
The Company has determined that it has one business segment, the exploration and development of mineral properties. Information on mineral property, plant and equipment by geographical area is disclosed in note 6.

(o)	Comparative figures:
Certain comparative figures have been reclassified to conform to current presentation.

(p)	Recently released Canadian accounting standards:
(i) In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS not later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.
The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the impact of the transition to IFRS on its financial reporting, systems and business activities to ensure the appropriate personnel resources and training are in place to effect an efficient transition.

Minefinders Corporation Ltd. – Annual Report 2008

(ii)	In February 2008, the CICA issued Handbook Section 3064, Goodwill and intangible assets which replaces section 3062, Goodwill and intangible assets and Section 3450, Research and Development Costs effective for the Company January 1, 2009. Section 3064 establishes standard for recognition, measurement and disclosure of goodwill and intangible assets. The Company is currently assessing the impact on its consolidated financial statements.

4	Receivables:

Of the $4,266 in receivables (2007 - $10,431), $3,864 (2007 - $10,360) is value added tax (VAT) paid in Mexico on goods and services for the construction and commissioning of the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities. $17,001 of VAT was refunded to the Company during 2008 (2007 - $2,540). Subsequent to December 31, 2008, $3,230 of the VAT balance of $3,864 was refunded to the Company.

5	Inventory:

	2008	2007

Supplies	$3,261	$1,558
Ore stockpiles	359	-
Work in process	8,465	-
Finished goods	409	-
	$12,494	$1,558

6	Mineral property, plant and equipment:

Net carrying costs at December 31, 2008 and 2007 are as follows:

	Mineral property	Development	Plant and	Accumulated
2008	acquisition costs	costs	equipment	amortization	Total
Dolores Mine, Mexico	$9,675	$100,941	$123,515	$(6,422)	$227,709
Northern Sonora, Mexico	327	-	62	(40)	349
Nevada properties, United States	99	-	253	(210)	142
Other	-	-	194	(142)	52
	$10,101	$100,941	$124,024	$(6,814)	$228,252

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

Mineral property		Development	Plant and	Accumulated
2007	acquisition costs	costs	equipment	amortization	Total
Dolores Mine, Mexico	$9,675	$129,310	$21,759	$(1,128)	$159,616
Northern Sonora, Mexico	327	-	62	(30)	359
Nevada properties, United States	111	-	248	(197)	162
Other	-	-	153	(109)	44
	$10,113	$129,310	$22,222	$(1,464)	$160,181

Mineral properties, plant and equipment relate to the following:

(a)	Mexican properties:

(i) Dolores Mine:
The Dolores Mine is in the Madera Mining District, in the state of Chihuahua.
In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (NSR) royalties totaling 3.25% on gold and 2% on silver. Pre-commercial production of gold and silver at the Dolores Mine commenced during the fourth quarter of 2008 and commercial production is expected before the end of the second quarter of 2009.

Dolores development of $100,941 (2007 - $129,310) represents mine development costs and plant and equipment purchased and under construction for use at the Dolores Mine. During the year, $100,724 was transferred from development to plant and equipment and amortized as the assets were put into service.

(ii) Sonora properties:
The Company has a 100% interest in the mineral rights to 33 mineral concessions totaling 120,000 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:
The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie and Gutsy property, located in Nevada. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

Minefinders Corporation Ltd. – Annual Report 2008

7	Long-term debt:

	2008	2007
Convertible notes (a)	$65,364	$59,965
Scotia Capital revolving credit facility (b)	60,000	-
Balance of long-term debt	125,364	59,965
Less current portion (b)	10,000	-
	$115,364	$59,965

(a)	In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events.
This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes, less $27,366 which is classified as equity, are classified as a liability. As a result, the carrying value of the notes is lower than its face value. The $27,366 equity component, representing the fair value of the conversion feature, was determined using the Black-Scholes option pricing model and is net of $993 in issue costs. The assumptions used in calculating the equity component were a risk-free rate of 4.73%, expected term of 62 months and an expected volatility over the term of 55.5%. Using the effective interest rate method and the 14.26% rate implicit in the calculation, the difference of $28,359, characterized as the note discount, is being charged to operations and added to the liability over the term of the notes. Based on market rates, the fair value of the debt component at December 31, 2008 is $63,046.

Convertible notes, liability component	2008	2007
Balance, beginning of year	$59,965	$57,433
Issue of convertible notes	-	-
Change in accounting policy (note 2(f))	-	(2,368)
Balance, beginning of year, as adjusted	59,965	55,065
Accretion of debt discount for the year	5,399	4,900
Balance, end of year	$65,364	$59,965
Convertible notes, equity component	$27,366	$27,366

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

(b)	On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (BNS).
The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is collateralized by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $240,203 which is comprised of inventories, mineral property, plant and equipment at Dolores.
In October 2008, the Company signed an amendment to the credit agreement with BNS for an additional $10,000 revolving credit facility. The additional facility has a one year term and is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 250 to 350 basis points depending on the type of loan and financial and operational measures), payable according to the quoted rate term.
The Company must comply with terms in the amended agreement related to reporting requirements, conduct of business, insurance, notices, and must maintain certain covenants, including gold and silver production targets, which have not yet taken effect. There have been no violations of any of the terms of the agreement since inception.
As at December 31, 2008, a total of $60,000 (December 31, 2007 - nil) has been drawn-down on the facility. Based on current market rates, the fair value of the $50,000 three year term credit facility at December 31, 2008 is $47,613, and the fair value of the $10,000 one year term credit facility is $9,925.

8	Asset retirement obligation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2008 to be $1,913 (2007 - $1,644). The present value of the future reclamation obligation assumes a discount rate of 7.65%, an inflation rate of 2.5%, an undiscounted amount to settle the obligation of $5,570, and the commencement of reclamation activities in 14.5 years.

	2008	2007

Balance, beginning of year	$1,644	$1,188
Liabilities incurred in the year	145	355
Accretion expense	124	101

	$1,913	$1,644

Minefinders Corporation Ltd. – Annual Report 2008

9	Capital stock:

(a)	Capital stock (all per share amounts are in Canadian dollars which at December 31, 2008 is equivalent to 0.81660 US dollars):

Authorized: Unlimited common shares, no par value

	Number
	of shares	Amount

Balance, December 31, 2005	36,641,914	$85,672
Issue of common shares for cash, net of share issue costs	11,000,000	78,705
Exercise of stock options for cash	368,000	2,019
Exercise of stock options - cashless	12,375	-

Balance, December 31, 2006	48,022,289	166,396
Exercise of stock options for cash	1,224,000	9,421
Exercise of stock options - cashless	261,235	-

Balance, December 31, 2007	49,507,524	175,817
Exercise of stock options for cash	250,000	3,242
Exercise of stock options - cashless	19,432	-
Share-based payment	30,000	386
Issue of common shares for cash, net of share issue costs	9,200,000	31,124

Balance, December 31, 2008	59,006,956	$210,569

In December 2008, the Company issued 9,200,000 units at a price of CDN$4.35 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company, at a price of CDN$5.00 per common share, on or before December 31, 2011. The net proceeds to the Company were $31,124 (net of brokers commission and related expenses). Of the 4,600,000 warrants issued as part of the offering, all were outstanding and exercisable at December 31, 2008.

(b)	Stock options:
The number of shares available for grant under the Company’s stock option plan (the Plan) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price is the quoted market value of the Company’s shares at the date of grant. At December 31, 2008, 960,555 (2007 - 1,139,987) shares were available for future grants under the Plan.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

		Weighted
	Number	average exercise
	of options	price (CDN$)

Outstanding at December 31, 2005	3,745,000	$6.95
Granted	1,260,000	9.00
Cancelled	(110,000)	10.02
Exercised for cash	(368,000)	3.56
Exercised - cashless	(30,000)	5.64

Outstanding at December 31, 2006	4,497,000	7.73

Granted	1,430,000	9.87
Cancelled	(40,000)	10.94
Exercised for cash	(1,224,000)	5.82
Exercised - cashless	(465,000)	5.53

Outstanding at December 31, 2007	4,198,000	9.26

Granted	765,000	10.65
Cancelled	(720,000)	10.74
Exercised for cash	(250,000)	9.12
Exercised - cashless	(35,000)	5.64

Outstanding at December 31, 2008	3,958,000	$9.30

Of the 285,000 options exercised during the year ended December 31, 2008, 35,000 vested options were exercised by the holders in exchange for the issue of 19,432 common shares by way of a cashless stock option exercise

All options granted and outstanding as at December 31, 2008 were fully exercisable on the various grant dates. The weighted average grant-date fair value of options granted during the year ended December 31, 2008 was CDN$4.79 per option (2007 - CDN$4.43; 2006 - CDN$4.46).

At December 31, 2008, the following stock options were outstanding and exercisable.

	Exercise price
Number	(CDN$)	Expiry date

50,000	12.53	March 17, 2009
75,000	8.25	May 17, 2009
580,000	8.80	June 14, 2009
303,000	5.64	July 12, 2010
930,000	9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
95,000	12.46	March 12, 2012
1,075,000	9.57	September 5, 2012
100,000	11.10	February 7, 2013
665,000	10.58	May 7, 2013
3,958,000

Minefinders Corporation Ltd. – Annual Report 2008

10	Stock based compensation:

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 765,000 options during the year ended December 31, 2008 (2007 -1,430,000, 2006 – 1,260,000). The weighted average assumptions used in calculating the expense of options granted during the year were:

	2008	2007	2006

Risk-free rate	3.43%	4.2%	4.2%
Dividend yield	nil	nil	nil
Volatility factor of the expected market price of the Company’s common shares	46.0%	47.3%	56.0%
Weighted average expected life of the options (months)	55	54	54

Compensation expense for the year:
Charged to income	$2,048	$3,478	$3,404
Charged to exploration costs	757	857	1,003
Capitalized to mineral property, plant and equipment	929	1,505	596

	$3,734	$5,840	$5,003

Total stock-based compensation was credited to contributed surplus.

11	Income taxes:

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

	2008	2007

Future income tax assets:
Tax loss carry forward	$13,769	$5,244
Plant and equipment	101	122
Mineral properties and deferred exploration costs	6,160	11,734
Financing costs	1,601	1,682
Asset retirement obligation	532	513
Convertible note	870	-
Revolving credit facility	976	-
Total future income tax assets before valuation allowance	24,009	19,295
Valuation allowance established by management	(24,009)	(17,775)
Net future income tax assets, net of allowance	-	1,520

Future income tax liabilities:
Plant and equipment	-	(266)
Convertible notes	-	(1,254)
Net future income tax liabilities	-	(1,520)

	$-	$-

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

	2008	2007	2006

Benefit from net loss, at Canadian rates	$(9,028)	$(6,572)	$(14,741)
Effect of difference in foreign tax rates	324	619	10
Non-deductible expenses	1,511	1,210	78
Non-deductible stock option compensation	870	1,186	1,150
Benefit of losses not recognized	6,323	3,557	13,503

Income tax expense for the year	$-	$-	$-

The Company establishes its valuation allowance based on projected future operations. When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) will be reflected in current income. If the valuation allowance relating to undeducted financing costs is reduced, the Company will recognize this benefit as an increase in capital stock.

The Company has approximately $71,300 (2007 - $86,160) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has tax losses in various jurisdictions of approximately $60,592 (2007 - $17,340) expiring in various amounts from 2008 to 2028.

The Company’s future tax assets also include approximately $2,616 (2007 - $3,882) related to future deductions of share issue costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the consolidated statement of operations.

12	Commitments and contingencies:

At December 31, 2008, the Company had remaining contractual commitments expected to be paid in 2009 of $1,165 relating to equipment, engineering and construction at the Dolores Mine.

The Company has also entered into operating leases for office premises that provide for minimum lease payments totaling $95 over the next year, excluding extensions.

Minefinders Corporation Ltd. – Annual Report 2008

13	United States generally accepted accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in some respects from United States generally accepted accounting principles (US GAAP). The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral properties and start-up activities:
US GAAP requires that mineral exploration expenditures, including drilling and related costs incurred to convert existing resources to reserves or identify new inferred mineral resources, be charged to operations in the period incurred and the related cash flows be reported as operating activities. During fiscal 2007, the Company changed its accounting policy with respect to accounting for exploration expenditures under Canadian GAAP. Prior to 2007, mineral property acquisition and exploration expenditures were deferred until such time as the related property was brought into commercial production, abandoned or sold. Under the new policy, exploration expenditures are expensed as incurred while acquisition expenditures continue to be capitalized. This accounting change has been applied retroactively with restatement of prior periods. As a result of this change in accounting policy, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for mineral property expenditures for the periods presented with the exception of mineral property acquisition costs of $9,676 previously expensed under US GAAP that remain capitalized to mineral property, plant and equipment under Canadian GAAP.
Under Canadian GAAP, start-up operating costs, net of associated revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these start-up costs are expensed. As a result of this difference, the net loss under US GAAP was adjusted for the year ended December 31, 2008, representing the sales of $2,516 and cost of sales of $6,953 incurred subsequent to October 1, 2008.

(b)	Convertible notes:
Under Canadian GAAP, the liability and equity components of the convertible notes are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the interest and principal payments on the notes and the equity component represents the fair value of the holders’ conversion feature at inception. The stated interest payments and the expense arising from adjusting the time value of the principal of the notes over time (convertible notes discount expense) are presented separately in the consolidated statements of operations. As a result of the January 1, 2007 prospective adoption of Section 3855, Financial Instruments - Recognition and Measurement for Canadian GAAP accounting purposes, financing charges attributable to the liability component of the convertible notes are included in their carrying value.

Under US GAAP, the convertible debt instruments are accounted for in accordance with Emerging Issues Task Force Issue 00-27 which requires the Company to classify as equity any amounts representing a beneficial conversion feature. As the conversion price exceeds the fair value of the underlying common shares on the issue date, no beneficial conversion feature is recognized under US GAAP and the entire proceeds are classified as debt until

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

such time as they are converted to equity.Accordingly, for USGAAP purposes, the convertible notes are presented on the consolidated balance sheets as a liability. No convertible notes discount expense is recognized and no deferred financing charges are allocated to equity. The total deferred financing charges are recorded as an asset.

(c)	Interest expense:
Under Canadian GAAP, the Company has elected to expense interest on the convertible notes and revolving credit facility to earnings whereas under US GAAP this interest is capitalized to development costs as required under FAS 34 prior to commencement of commercial production. During 2008, $3,441 of interest was capitalized (2007 - $3,811, 2006 - $731). In addition, under Canadian GAAP interest on the convertible notes and revolving credit facility is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities prior to commencement of commercial production.

(d)	Warrants:
Under Canadian GAAP, the proceeds from the issue of shares and warrants are recorded to share capital. Under US GAAP, the Company is required to allocate proceeds from the issue of shares and warrants between the shares issued and the warrants issued on a relative fair value basis and record the fair value of the shares to share capital and the fair value of the warrants to additional paid-in capital. The fair value of the warrants of $6,289, including issue costs of $383, was estimated using the Black-Scholes pricing model and would be classified as additional paid-in capital for US GAAP purposes. The assumptions used in calculating the fair value were a risk-free rate of 1.73%, expected term of 36 months, and an expected volatility over the term of 67.9%.

(e)	Stock option compensation:
There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 is included in the net loss from inception to December 31, 2008 under US GAAP. The total intrinsic value of options exercised during the year ended December 31, 2008 was $684 (2007 - $11,624, 2006 - $1,920). The total intrinsic value and weighted average contractual term of vested options at December 31, 2008 is nil and 2.7 years.

Minefinders Corporation Ltd. – Annual Report 2008

The impact of the above on the financial statements is as follows:

Statements of Operations and Deficit	2008	2007	2006

Net loss per Canadian GAAP	$(29,120)	$(19,204)	$(18,192)
Adjustments related to:
Sales	2,516	-	-
Cost of sales	(6,953)	-	-
Convertible notes discount	5,399	4,900	792
Interest on long-term debt	3,441	3,811	731
Amortization of deferred financing charges	(668)	(663)	(36)
	3,735	8,048	1,487

Net loss per US GAAP	(25,385)	(11,156)	(16,705)
Foreign exchange adjustment	-	-	(2,581)

Comprehensive loss per US GAAP	$(25,385)	$(11,156)	$(19,286)

Net loss per share, basic and diluted	$(0.51)	$(0.23)	$(0.38)

Balance Sheets	2008	2007

Assets per Canadian GAAP	$271,822	$193,561
Adjustments related to:
Mineral properties	(14,113)	(9,676)
Capitalized interest	7,983	4,542
Convertible notes	1,994	2,662
	(4,136)	(2,472)

Assets per US GAAP	$267,686	$191,089

Liabilities per Canadian GAAP	$136,016	$66,141
Adjustments related to:
Convertible notes	19,636	25,035

Liabilities per US GAAP	$155,652	$91,176

Shareholders’ equity per Canadian GAAP	$135,806	$127,420
Adjustments related to:
Mineral properties	(14,113)	(9,676)
Capitalized interest	7,983	4,542
Convertible notes and capitalized interest	(17,642)	(22,373)
	(23,772)	(27,507)

Shareholders’ equity per US GAAP	$112,034	$99,913

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts)
Years ended December 31, 2008, 2007 and 2006

(f)	Exploration stage company:
The following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company on February 4, 1975 (“inception”) are required under US GAAP:

Consolidated summarized statements
of operations and deficit - US GAAP

Sales	$2,516
Cost of sales	(6,953)
Mineral exploration expenses	(81,716)
Administrative and other costs	(47,111)
Interest income	9,405

Net loss from inception to December 31, 2008, being the deficit accumulated
during the development stage, December 31, 2008	$(123,859)

Consolidated summarized statements
of cash flows - US GAAP

Cash flows used in operations	$(118,643)
Cash flows used in investments	(204,290)
Cash flows used in financing	343,588
Effect of exchange rates on cash and cash equivalents	5,363

Cumulative increase in cash and cash equivalents from inception to
December 31, 2008, being cash and cash equivalents, December 31, 2008	$26,018

(g)	Income taxes:
Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company did not have any unrecognized tax benefits at December 31, 2008. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s December 31, 2008 consolidated financial statements resulting from the application of FIN 48.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

The Company files income tax returns in Canada, the United States, Barbados, and Mexico. Years ranging from 2001 through 2008, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

Minefinders Corporation Ltd. – Annual Report 2008

(h)	New accounting pronouncements:
Effective January 1, 2008, for US GAAP accounting purposes, the Company has adopted SFAS No.157, Fair Value Measurement (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement only applies to fair value measurements that are already required. There is no difference between Canadian and US GAAP on the Company’s December 31, 2008 consolidated financial statements resulting from the adoption of SFAS 157.

Effective January 1, 2008, for US GAAP accounting purposes, the Company has adopted SFAS No.159, Fair Value Options for Financial Assets and Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure various financial instruments and certain other items at fair value. As the Company has not elected to measure any asset under SFAS 159, there is no effect on the Company’s December 31, 2008 consolidated financial statements.

In June 2008, the EITF reached a consensus on EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (EITF 07-5). EITF 07-5 addresses the determination of whether an equity linked financial instrument (or embedded feature) that has all of the characteristics of a derivative under other authoritative US GAAP accounting literature is indexed to an entity’s own stock and would therefore meet the first part of a scope exception from classification and recognition as a derivative instrument. The Company plans to adopt the provisions of EITF 07-5 on January 1, 2009, for US GAAP accounting purposes. The Company is currently assessing the effect of the adoption of EITF 07-5 on its consolidated financial statements.

The FASB has issued FASB Statement No. 141(R), Business Combinations (SFAS 141R). SFAS 141R amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively. This statement will affect how the Company accounts for future business combinations.

The FASB has issued FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.151 (SFAS 160). SFAS 160 establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the noncontrolling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. For presentation and disclosure purposes, SFAS 160 required noncontrolling interests to be classified as a separate component of stockholders’ equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively, except for the presentation and disclosure requirements which are to be applied retrospectively for all periods presented. The Company does not expect this standard to have an effect on the consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2008

Minefinders Corporation Ltd.
Consolidated Schedules of Exploration Costs
(Expressed in thousands of United States dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Dolores Mine project:
Assaying and drilling	$547	$2,304	$1,525
Engineering and surveying	-	178	2,019
Equipment rental and miscellaneous	4	112	179
Licenses and recording fees	-	5	1,283
Road building	-	164	2,278
Technical and professional services	538	929	806
Stock-based compensation (note 12)	-	-	567
Other	-	114	614
	1,089	3,806	9,271

Other properties:
Assaying and drilling	2,436	2,104	1,395
Engineering and surveying	97	12	121
Equipment rentals and miscellaneous	88	352	196
Licenses and recording fees	522	303	252
Road building	1	-	75
Technical and professional services	980	564	541
Stock-based compensation (note 12)	757	857	436
Other	224	261	485
	5,105	4,453	3,501

Exploration costs incurred during the year	6,194	8,259	12,772

Cumulative balance, beginning of year	65,539	57,280	44,508

Cumulative balance, end of year	$71,733	$65,539	$57,280

Minefinders Corporation Ltd. – Annual Report 2008

CORPORATE INFORMATION

BOARD OF DIRECTORS	CORPORATE OFFICE

Mark H. Bailey	Suite 2288
James M. Dawson	1177 West Hastings Street
H. Leo King	Vancouver, British Columbia V6E 2K3
Robert L. Leclerc	Telephone: 604-687-6263
Anthonie Luteijn
EXPLORATION OFFICE
OFFICERS
Suite 9, 9475 Double R Boulevard
Mark H. Bailey	Reno, Nevada 89521
President and Chief Executive Officer	Telephone: 775-851-2202

Robert L. Leclerc	REGISTRAR AND TRANSFER AGENT
Chairman
Computershare Investor Services Inc.
Gregg Bush	100 University Avenue, 9th Floor
Vice President, Operations	Toronto, Ontario M5J 2Y1
Toll Free: 1-800-564-6253
Tench C. Page	www.computershare.com/service
Vice President, Exploration
BANKERS
Greg D. Smith
Chief Financial Officer	HSBC Bank Canada
Vancouver, British Columbia
Lois-Ann L. Brodrick
Corporate Secretary	AUDITORS

INVESTOR RELATIONS	KPMG LLP
Vancouver, British Columbia
Mike Wills
Corporate Communications	STOCK EXCHANGE LISTINGS
Toll Free: 1-866-687-6263
www.minefinders.com	Toronto Stock Exchange: Symbol MFL
NYSE Alternext US: Symbol MFN
LEGAL COUNSEL
ANNUAL MEETING
Stikeman Elliott LLP
Vancouver, British Columbia	The Annual Meeting of Shareholders will be
held at 2:30 p.m. on Wednesday, May 20, 2009
Harris & Thompson	at the Marriott Pinnacle Downtown,
Reno, Nevada	1128 West Hastings Street,
Vancouver, British Columbia
Baker & McKenzie Mexico, S.C.
Chihuahua, Chihuahua, México

2288-1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Investor Relations:
866.687.6263 Toll Free
www.minefinders.com

Printed in Canada